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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

GALYAN’S TRADING COMPANY, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

36458R101

(Cusip Number)

William R. Newlin, Esq.
Executive Vice President and Chief Administrative Officer
300 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
(724) 273-3400

Copies to:
Lewis U. Davis, Jr., Esq.
Jeremiah G. Garvey, Esq.
Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36458R101	13D	Page 2 of 10

1.	Name of Reporting Person: Dick’s Sporting Goods, Inc.		I.R.S. Identification Nos. of above persons (entities only): 16-1241537

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 100

		8.	Shared Voting Power: 9,595,000*

		9.	Sole Dispositive Power: 100

		10.	Shared Dispositive Power: 9,595,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,595,100*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 55.0%**

14.	Type of Reporting Person (See Instructions): CO

*	Represents the aggregate number of shares of common stock of Galyan’s Trading Company, Inc., an Indiana corporation (the “Company”), held by certain shareholders (the “Supporting Shareholders”) of the Company who have entered into a Shareholder Tender Agreement, dated as of June 21, 2004, with Dick’s Sporting Goods, Inc., a Delaware corporation (“Parent”) and Diamondbacks Acquisition Inc., an Indiana corporation and a wholly-owned subsidiary of Parent (“Purchaser”), described herein. Such number does not include any Company Common Shares (as defined in Item 1 herein) issuable upon the exercise of a warrant to purchase up to 1,350,000 Company Common Shares held by Limited Brands, Inc. (the “Warrant Shares”). Neither Parent nor Purchaser would have any rights to vote or to direct the vote and/or dispose or to direct the disposition of the Warrant Shares, unless Limited Brands, Inc. exercises the Warrant. Parent and Purchaser expressly disclaim beneficial ownership as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended or otherwise, of any of the Company Common Shares.

**	Based on 17,435,368 Company Common Shares outstanding, as represented by the Company in the Merger Agreement (as defined in Item 4 herein). Excludes the Warrant Shares. See footnote*.

2

CUSIP No. 36458R101	13D	Page 3 of 10

1.	Name of Reporting Person: Diamondbacks Acquisition Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 9,595,000*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 9,595,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,595,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 55.0%**

14.	Type of Reporting Person (See Instructions): CO

*	Represents the aggregate number of shares of common stock of the Company held by the Supporting Shareholders of the Company who have entered into a Shareholder Tender Agreement, dated as of June 21, 2004, with Parent and Purchaser. Such number does not include any Company Common Shares (as defined in Item 1 herein) issuable upon the exercise of a warrant to purchase up to 1,350,000 Company Common Shares held by Limited Brands, Inc. (the “Warrant Shares”). Neither Parent nor Purchaser would have any rights to vote or to direct the vote and/or dispose or to direct the disposition of the Warrant Shares, unless Limited Brands, Inc. exercises the Warrant. Parent and Purchaser expressly disclaim beneficial ownership as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended or otherwise, of any of the Company Common Shares.

**	Based on 17,435,368 Company Common Shares outstanding, as represented by the Company in the Merger Agreement (as defined in Item 4 herein). Excludes the Warrant Shares. See footnote*.

3

CUSIP No. 36458R101	13D	Page 4 of 10

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, no par value per share, of Galyan’s Trading Company, Inc., an Indiana corporation (the “Company”), (the “Company Common Shares”). The address and principal office of the Company is One Galyan’s Parkway, Plainfield, Indiana 46168.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by Dick’s Sporting Goods, Inc., a Delaware corporation (“Parent”), and Diamondbacks Acquisition Inc., an Indiana corporation and a wholly-owned subsidiary of Parent (“Purchaser”).

     (b) The principal executive offices of each of the Parent and the Purchaser are at 300 Industry Drive, RIDC Park West, Pittsburgh, PA 15275.

     (c), (f) Parent is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel, and footwear in a specialty store environment. Purchaser is a newly formed Indiana corporation organized in connection with the Offer (as defined in Item 4 herein) and the Merger (as defined in Item 4 herein) and has not conducted any activities other than in connection with the Offer and the Merger. Until immediately prior to the time that Purchaser will purchase Company Common Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. All outstanding shares of capital stock of Purchaser are owned by Parent.

          The name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Parent and the Purchaser are set forth on Annex A hereto and are incorporated by reference herein.

     (d), (e) During the past five years, neither Parent, Purchaser nor, to the best of their knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Neither Parent nor Purchaser has paid any consideration in connection with the execution of the Merger Agreement or the Shareholder Tender Agreement (as defined in Item 4 herein) to the shareholders that are party to the Shareholder Tender Agreement. Neither Parent nor Purchaser expect to acquire any Company Common Shares pursuant to the Shareholder Tender Agreement. Parent and Purchaser expect to acquire all outstanding Company Common Shares pursuant to the Offer and the Merger. A description of the source and amount of funds required to purchase the Company Common Shares in the Offer pursuant to the Merger Agreement is contained in Section of the Offer to Purchase, dated as of June 29, 2004 filed as Exhibit 3 hereto, and which was filed as Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on June 29, 2004, and which description is incorporated by reference herein.

Item 4. Purpose of the Transaction

     On June 21, 2004, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that Purchaser will offer to purchase all of the issued and outstanding Company Common Shares (the “Offer”) at a purchase price of $16.75 per share, net to the seller, without interest (the “Offer Price”). Following the completion of the Offer and the satisfaction or waiver of the

CUSIP No. 36458R101	13D	Page 5 of 10

conditions to the Merger set forth in the Merger Agreement, (i) Purchaser will be merged into the Company, under Indiana law (the “Merger”), with the Company being the surviving corporation, (ii) each Company Common Share that is not tendered and accepted pursuant to the Offer (other than Company Common Shares owned by Parent, Purchaser or the Company or any of their respective wholly-owned subsidiaries) will be converted into the right to receive in cash an amount per share equal to the Offer Price, and (iii) each issued and outstanding Company Common Share owned by Parent, Purchaser or the Company immediately prior to the Merger shall automatically be cancelled and cease to exist, and no consideration shall be delivered or deliverable therefore. The Offer, the Merger, and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals, as set forth in the Merger Agreement. Furthermore, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the termination provisions of the Merger Agreement, which may be terminated by either party in accordance with its terms. A more complete description of the Merger Agreement is contained in Section 11 of the Offer to Purchase dated June 29, 2004 filed as Exhibit 3 hereto, and which was filed as Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on June 29, 2004, and which description is incorporated by reference herein. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule and is incorporated by reference herein.

     Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, certain shareholders of the Company (the “Supporting Shareholders”) entered into a Shareholder Tender Agreement with Parent and Purchaser (the “Shareholder Tender Agreement”). Pursuant to the Shareholder Tender Agreement and as more fully described herein, each Supporting Shareholder, among other things, (i) agreed to tender into the Offer, and to not withdraw, all Company Common Shares of which it is the beneficial owner or has the sole rights to vote and dispose, and any Company Common Shares over which such Supporting Shareholder subsequently acquires beneficial ownership (the “Owned Shares”), (ii) granted to Parent and Purchaser an irrevocable option for 60 days to purchase the Owned Shares at a price of $16.75 per share, exercisable if Purchaser has acquired Company Common Shares pursuant to the Offer and the Supporting Shareholder failed to tender into the Offer or has withdrawn any of such Owned Shares, (iii) agreed to vote any of its Owned Shares (A) in favor of the adoption of the Merger Agreement and approving the transactions contemplated thereby, including the Merger, and (B) against (other than transactions contemplated by the Merger Agreement) any “Takeover Proposal” or any action that would be designed to delay, prevent or frustrate the Offer and the transactions contemplated by the Merger Agreement, (iv) granted Parent an irrevocable proxy to vote all of their Owned Shares as contemplated by clause (iii) of this paragraph, (v) subject the Owned Shares to certain transfer restrictions, and (vi) agreed that they and their representatives would not solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any person relating to or otherwise facilitate a Takeover Proposal.

     “Takeover Proposal” means, other than the transactions contemplated by the Merger Agreement, (i) any written proposal from a credible third party relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the combined voting power of Company Common Shares, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries in which the other party thereto or its shareholders will own 20% or more of the combined voting power of the parent entity resulting from any such transaction. The Shareholder Tender Agreement terminates when and if the Merger Agreement is terminated without the consummation of the Merger. A more complete description of the Shareholder Tender Agreement is contained in Section 11 of the Offer to Purchase dated June 29, 2004 filed as Exhibit 3 hereto, and which was filed as Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on June 29, 2004, and which description is incorporated by reference herein. A copy of the Shareholder Tender Agreement is filed as Exhibit 2 to this Schedule and is incorporated by reference herein.

     The purpose of the transactions described above is for Parent to acquire control of the Company through the acquisition of all outstanding Company Common Shares. Upon consummation of the transactions contemplated by the Merger Agreement and Shareholder Tender Agreement, the Company will become a wholly-owned subsidiary of Parent, the Company Common Shares will cease to be freely traded or listed on Nasdaq or any national securities market, all Company Common Shares will be de-registered under the Securities Exchange Act of 1934, as amended or otherwise, and Parent will replace the existing directors and management with persons selected by Parent, and will make such other changes in the charter, bylaws, capitalization, management and business of the Company as set forth in the

CUSIP No. 36458R101	13D	Page 6 of 10

Merger Agreement and as otherwise deemed necessary or appropriate by Parent. Currently, the Company’s policy is to pay no dividends, and Parent does not expect to change that policy in the near future. It is expected that initially, following the Merger, the business and operations of the Company will, except as set forth in the Offer to Purchase dated June 29, 2004 filed as Exhibit 3 hereto, and which was filed as Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on June 29, 2004, and which description is incorporated by reference herein, be continued by the Company substantially in the same form as they are currently being conducted.

     Except as set forth or incorporated by reference herein relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Shareholder Tender Agreement, Parent does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Company Common Shares or the disposition of Company Common Shares, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, (v) any material change in the capitalization of the Company, (vi) any other material change in the Company’s corporate structure or business, (vii) any change to the Company’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of Company equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to any of those enumerated above.

     The preceding summary of certain provisions of the Merger Agreement and the Shareholder Tender Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) Parent owns and has sole voting and sole dispositive power over 100 Company Common Shares which were acquired more than 60 days prior to the date of the event reported on this Schedule. As a result of the Merger Agreement and the Shareholder Tender Agreement, Parent and Purchaser, as a group, may be deemed to be the beneficial owner of and to have the shared voting and shared dispositive power with respect to 9,595,000 Company Common Shares and excludes the Warrant Shares. This number represents approximately 55.0% of the Company Common Shares issued and outstanding as of June 21, 2004 (as represented by the Company in the Merger Agreement). Parent and Purchaser expressly disclaim beneficial ownership of any and all Company Common Shares which are subject to the Shareholder Tender Agreement, and nothing herein shall be deemed an admission by Parent or Purchaser as to the beneficial ownership of such shares for the purposes of Rule 13d-2 under the Securities Exchange Act of 1934, as amended or otherwise. A copy of each of the Merger Agreement and the Shareholder Tender Agreement, filed as Exhibits 1 and 2, respectively, to this Schedule are incorporated by reference herein. The preceding summary of certain provisions of the Merger Agreement and the Shareholder Tender Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

     (c) - (d) Except as described herein, neither Parent and Purchaser nor, to the best of their knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Company Common Shares during the past 60 days. Furthermore, Parent and Purchaser know of no other person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, Parent and Purchaser and none of the persons named on Annex A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder’s

CUSIP No. 36458R101	13D	Page 7 of 10

fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated as of June 21, 2004, among Dick’s Sporting Goods, Inc., Diamondbacks Acquisition Inc. and Galyan’s Trading Company, Inc.

Exhibit 2:	Shareholder Tender Agreement, dated as of June 21, 2004, among Dick’s Sporting Goods, Inc., Diamondbacks Acquisition Inc., FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademark, Inc.

Exhibit 3:	Offer to Purchase dated June 29, 2004 filed as Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on June 29, 2004.

Exhibit 4:	Consent and Waiver to the Amended and Restated Credit Agreement, dated as of June 14, 2004, among Dick’s Sporting Goods, Inc., the Lenders party thereto and General Electric Capital Corporation, as agent for the Lenders.

Exhibit 5:	Amended and Restated Credit Agreement dated as of July 26, 2000 among Dick’s Sporting Goods, Inc., the Lenders Party thereto and General Electric Capital Corporation, as amended by the First Amendment to Amended and Restated Credit Agreement dated as of May 18, 2001, the Second Amendment to Amended and Restated Credit Agreement dated as of July 2001, the Third Amendment to Amended and Restated Credit agreement dated as of August 3, 2001, the Fourth Amendment to Amended and Restated Credit Agreement dated as of September 2001, the Fifth Amendment to Amended and Restated Credit Agreement dated as of February 2002, the Sixth Amendment to Amended and Restated Credit Agreement dated as of April 3, 2002, and the Seventh Amendment to Amended and Restated Credit Agreement dated as of July 15, 2002.

Exhibit 6:	Eighth Amendment to Amended and Restated Credit Agreement dated as of September 12, 2002.

Exhibit 7:	Ninth Amendment to Amended and Restated Credit Agreement dated as of December 15, 2002.

Exhibit 8:	Tenth Amendment and Waiver to Amended and Restated Credit Agreement dated as of August 7, 2003.

Exhibit 9:	Eleventh Amendment to Amended and Restated Credit Agreement dated as of January 29, 2004.

Exhibit 10:	Twelfth Amendment to the Amended and Restated Credit Agreement dated as of February 18, 2004.

Exhibit 11:	Commitment Letter between Merrill Lynch Capital Corporation and Dick’s Sporting Goods, Inc., dated as of June 21, 2004.

CUSIP No. 36458R101	13D	Page 8 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2004

DICK’S SPORTING GOODS, INC.

By:	/s/ William R. Newlin

Name:	William R. Newlin
Title:	Executive Vice President and
Chief Administrative Officer

DIAMONDBACKS ACQUISITION INC.

By:	/s/ William R. Newlin

Name:	William R. Newlin
Title:	President

CUSIP No. 36458R101	13D	Page 9 of 10

Annex A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Parent and Purchaser, as well as the name, principal business and address of such employer, as of July 1, 2004. The principal business address of each person listed below is c/o 300 Industry Drive, RIDC Park West, Pittsburgh. Each person listed below is a citizen of the United States.

DIRECTORS OF DICK’S SPORTING GOODS, INC.
Name	Principal Occupation

Edward W. Stack	Chairman and Chief Executive Officer of Dick’s Sporting Goods, Inc.

William J. Colombo	President and Chief Operating Officer of Dick’s Sporting Goods, Inc.

Emanuel Chirico	Executive Vice President and Chief Financial Officer of the Phillips-Van Heusen Corporation

David I. Fuente	Director of Office Depot, Inc. and Director of Ryder System, Inc.

Walter Rossi	Director of Guitar Center, Inc.

Lawrence J. Schorr	Chief Executive Officer of Empire Plastics, Inc. (a privately owned company); Co-managing partner of Levene, Gouldin and Thompson LLP (law firm)

EXECUTIVE OFFICERS OF DICK’S SPORTING GOODS, INC.
Name	Principal Occupation

Edward W. Stack	Chairman and Chief Executive Officer

William J. Colombo	President and Chief Operating Officer

William R. Newlin	Executive Vice President and Chief Administrative Officer

Michael F. Hines	Executive Vice President and Chief Financial Officer

Gary M. Sterling	Senior Vice President - Merchandising, Planning and Allocation

DIRECTORS AND EXECUTIVE OFFICERS OF DIAMONDBACKS ACQUISITION INC.
Name	Principal Occupation

William R. Newlin	Executive Vice President and Chief Administrative Officer of Dick’s Sporting Goods, Inc. and President of Diamondbacks Acquisition Inc.

Michael F. Hines	Executive Vice President and Chief Financial Officer of Dick’s Sporting Goods, Inc. and Secretary of Diamondbacks Acquisition Inc.

CUSIP No. 36458R101	13D	Page 10 of 10

EXHIBIT INDEX

Exhibit 1:	Agreement and Plan of Merger, dated as of June 21, 2004, among Dick’s Sporting Goods, Inc., Diamondbacks Acquisition Inc. and Galyan’s Trading Company, Inc.

Exhibit 2:	Shareholder Tender Agreement, dated as of June 21, 2004, among Dick’s Sporting Goods, Inc., Diamondbacks Acquisition Inc., FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademark, Inc.

Exhibit 3:	Offer to Purchase dated June 29, 2004 filed as Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on June 29, 2004.

Exhibit 4:	Consent and Waiver to the Amended and Restated Credit Agreement, dated as of June 14, 2004, among Dick’s Sporting Goods, Inc., the Lenders party thereto and General Electric Capital Corporation, as agent for the Lenders.

Exhibit 5:	Amended and Restated Credit Agreement dated as of July 26, 2000 among Dick’s Sporting Goods, Inc., the Lenders Party thereto and General Electric Capital Corporation, as amended by the First Amendment to Amended and Restated Credit Agreement dated as of May 18, 2001, the Second Amendment to Amended and Restated Credit Agreement dated as of July 2001, the Third Amendment to Amended and Restated Credit agreement dated as of August 3, 2001, the Fourth Amendment to Amended and Restated Credit Agreement dated as of September 2001, the Fifth Amendment to Amended and Restated Credit Agreement dated as of February 2002, the Sixth Amendment to Amended and Restated Credit Agreement dated as of April 3, 2002, and the Seventh Amendment to Amended and Restated Credit Agreement dated as of July 15, 2002.

Exhibit 6:	Eighth Amendment to Amended and Restated Credit Agreement dated as of September 12, 2002.

Exhibit 7:	Ninth Amendment to Amended and Restated Credit Agreement dated as of December 15, 2002.

Exhibit 8:	Tenth Amendment and Waiver to Amended and Restated Credit Agreement dated as of August 7, 2003.

Exhibit 9:	Eleventh Amendment to Amended and Restated Credit Agreement dated as of January 29, 2004.

Exhibit 10:	Twelfth Amendment to the Amended and Restated Credit Agreement dated as of February 18, 2004.

Exhibit 11:	Commitment letter between Merrill Lynch Capital Corporation and Dick’s Sporting Goods, Inc., dated as of June 21, 2004.